UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Emmaus Life Sciences, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

29137P109
(CUSIP Number)

Mark DiPaolo
General Counsel
Sarissa Capital Management LP
660 Steamboat Road
Greenwich, CT 06830
203-302-2330

With a copy to:
Russell Leaf
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
212-728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 29137P109	Page 2 of 6 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 497,657
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 497,657
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 497,657
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 29137P109	Page 3 of 6 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander J. Denner, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 497,657
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 497,657
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 497,657
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 29137P109	Page 4 of 6 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Offshore Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 497,657
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 497,657
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 497,657
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14		TYPE OF REPORTING PERSON PN

Item 1.            Security and Issuer.
This statement constitutes Amendment No. 3 to the Schedule 13D relating to the Common Stock, par value $0.001 (the “Shares”), issued by Emmaus Life Sciences, Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on May 16, 2014 and amended by Amendment Nos. 1 and 2 thereto (the "Initial Schedule 13D"), on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.
Item 4.  Purpose of Transaction.
On March 29, 2018, the Issuer and Sarissa Capital Offshore Master Fund LP (“Sarissa Offshore”) entered into a Securities Repurchase Agreement (the “Repurchase Agreement”) pursuant to which the Issuer repurchased from Sarissa Offshore 700,000 Shares and Warrants to purchase 800,000 Shares for an aggregate repurchase price of $7,500,000.  The foregoing summary of the Repurchase Agreement is subject to, and qualified in its entirety by reference to, the Repurchase Agreement, which is attached hereto as Exhibit 1, and which is incorporated herein by reference.
Item 5.  Interest in Securities of the Issuer.
(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 497,657 Shares representing approximately 1.4% of the Issuer's outstanding Shares (based upon the 34,873,611 Shares stated to be outstanding as of November 10, 2017 by the Issuer in the Issuer’s Form 10−Q for the quarterly period ended September 30, 2017).

(b) For purposes of this Schedule 13D:

Sarissa Offshore has sole voting power and sole dispositive power with regard to 497,657 Shares.  Sarissa Capital, as the investment advisor to Sarissa Offshore, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 497,657 Shares held by Sarissa Offshore.  By virtue of his position as the Chief Investment Officer of Sarissa Capital and as the managing member of Sarissa Capital’s general partner, Dr. Denner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 497,657 Shares held by Sarissa Offshore.

(c)          See Item 4 above.

(e)          As a result of the consummation of the transactions contemplated by the Repurchase Agreement, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares on March 30, 2018.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Except as otherwise described herein or as set forth in the Repurchase Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.
1          The Repurchase Agreement

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 2, 2018

SARISSA CAPITAL MANAGEMENT LP

By:	/s/Mark DiPaolo
Name: Mark DiPaolo
Title: General Counsel

SARISSA CAPITAL OFFSHORE MASTER FUND LP
By: Sarissa Capital Offshore Fund GP LLC, its general partner

By:	/s/Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

/s/Alexander J. Denner
Alexander J. Denner